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1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000 | Fax: 404-881-7777

Rosemarie A. Thurston	Direct Dial: 404-881-4417	Email: rosemarie.thurston@alston.com

December 14, 2017

VIA EDGAR

Mr. Tom Kluck

Legal Branch Chief

Office of Real Estate and Commodities

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Mail Stop 3233

Washington, DC 20549

Re:	Nuveen Global Cities REIT, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-11

Submitted September 13, 2017

CIK No. 0001711799

Dear Mr. Kluck:

This letter sets forth the confidential response of our client, Nuveen Global Cities REIT, Inc. (the “Company”), to the verbal comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) issued on a telephone conference with the Company’s counsel on November 15, 2017. The comment related to Amendment No. 1 to the Company’s draft registration statement on Form S-11 (the “DRS”) that was confidentially submitted to the SEC on September 13, 2017. We have included a summary of the comment below, followed by the Company’s response.

Comment: The Staff reissued its comment regarding whether TH Real Estate is the sponsor of Henderson UK Property PAIF (“HUKPAIF”), and requested information regarding TH Real Estate’s role in the management of HUKPAIF, including involvement in investment decisions as well as its compensation as sub-advisor for HUKPAIF.

Response: TH Real Estate (“THRE”) is not responsible for HUKPAIF’s capital raising, marketing, investor relations, administration or fund-level fees and expenses. Approximately 20-25% of HUKPAIF’s assets are not real property investments, including cash and securities with respect to which THRE has no role. HUKPAIF’s manager has the ability to direct that THRE liquidate the fund’s property investments to increase the liquid portion of the fund’s portfolio. As a result, many financial metrics that go into HUKPAIF’s overall fund performance are outside the control of THRE.

Mr. Tom Kluck

December 14, 2017

THRE is responsible for HUKPAIF’s property-level performance and has investment discretion for HUKPAIF’s property acquisitions. As compensation for its services, THRE receives 50% of an investment management fee from HUKPAIF, of which the remainder is paid to HUKPAIF’s manager. Based on THRE’s investment discretion for the portion of HUKPAIF’s portfolio invested in real property, the Company understands that the Staff will view THRE as a “sponsor” of HUKPAIF. As a result, the Company undertakes to include HUKPAIF in its prior performance summary narrative as well as the applicable prior performance tables in its next filing of the registration statement with the SEC, with appropriate contextual disclosures to inform prospective investors of the nature of THRE’s role as sub-advisor. The Company notes that certain prior performance information about HUKPAIF related to capital raising is confidential and will not be included in the registration statement, with appropriate contextual disclosures to inform prospective investors of the confidential nature of such information.

Please contact me if you should need additional information or should have questions.

Sincerely,

/s/ Rosemarie A. Thurston

Rosemarie A. Thurston

cc:	Mr. Jason W. Goode, Alston & Bird LLP

Mr. William Miller, Nuveen, LLC

Mr. Daniel Carey, Nuveen, LLC